UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Midway Gold, Inc.

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(Name of Issuer)

Common Stock, no par value

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(Title of Class of Securities)

684023 10 4

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(CUSIP Number)

Daniel H. Luciano, Esq.

242A West Valley Brook Road

Califon, New Jersey 07830

(908) 832-5546

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2009

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the

following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 684023 10 4

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      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

            George T. Hawes

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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) ................................................................[  ]

            (b) ................................................................[  ]

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      3.    SEC Use Only .......................................................

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      4.    Source of Funds (See Instructions) PF

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to

            Items 2(d) or 2(e) .................................................

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      6.    Citizenship or Place of Organization   U.S.A

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                 7.   Sole Voting Power   8,565,600

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Number of

Shares           8.   Shared Voting Power ......................................

Beneficially

Owned by      ------------------------------------------------------------------

Each

Reporting        9.   Sole Dispositive Power   8,565,600

Person With

              ------------------------------------------------------------------

                10.   Shared Dispositive Power .................................

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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            8,565,600

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      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

            (See Instructions) [   ]

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      13.   Percent of Class Represented by Amount in Row (11) 11.03%

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      14.   Type of Reporting Person (See Instructions) IN

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Item  1. Security and Issuer

Title of class of securities to which this schedule relates:

  Common Stock, no par value.

Issuer: Midway Gold, Inc.

Address of Issuer: 1-15782 Marine Drive

 White Rock, British Columbia, Canada V4B 1E6

Item 2.  Identity and Background

      (a)   Name of Reporting Person: George T. Hawes

      (b)   Residence or business address of Reporting Person: 390 Plandome Road, Manahassett NY 11030

      (c)   Present principal occupation of Reporting Person: Investor.

              Principal business address of Reporting Person: 390 Plandome Road, Manahassett NY 11030

      (d)   No.

      (e)   No.

      (f)   Citizenship: U.S.A

Item 3. Source and Amount of Funds or Other Consideration

On January 7, 2009, the Reporting Person received a director stock option grant from the Company in the amount of 200,000 shares of common stock. The stock options expire five years from the date of grant and are exercisable at a per share price of $0.56 (Canadian Dollars or CDN).

On May 7, 2009, the Reporting Person purchased 2,250,000 shares through the exercise of outstanding stock warrants. The per share exercise price was $0.28 CDN. The purchase was made through the personal funds of the Reporting Person.

Item 4. Purpose of Transaction

The purpose of the acquisition was an investment by the Reporting Person. There are no plans or proposals which the Reporting Person may have which relate to or would result in:

      (a)   The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

      (b)   An extraordinary corporate transaction, such as a merger,

            reorganization or liquidation, involving the issuer or any of its subsidiaries;

      (c)   A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

      (d)   Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

            except as to the Board appointment of the Reporting Person specified above;

      (e)   Any material change in the present capitalization or dividend policy of the issuer;

      (f)   Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

      (g)   Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      (h)   Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i)   A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

            or

      (j)   Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

      (a)   The aggregate number and percentage of common stock beneficially owned by the Reporting Person: 8,565,600. The amount includes 8,215,600 common shares, and 350,000 shares issuable pursuant to currently exercisable stock options, respectively. The shares

             beneficially owned represent  approximately 11.02% of the  common stock of the

             Issuer;

      (b)   The number of shares as to which there is sole power to vote and sole power to dispose: 8,565,600;

      (c)   None.

      (d)   Not Applicable

      (e)   Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Not Applicable

Item 7. Material to Be Filed as Exhibits

        Not Applicable

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2010

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Date

/s/ George T. Hawes

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Signature

George T. Hawes

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Name/Title